VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

October 13, 2011

Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vasco Data Security International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 11, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 5, 2011
File No. 000-24389

Dear Ms. Collins:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated September 28, 2011 (the “Letter”) relating to the above-referenced Form 10-K (sometimes referred to herein as the “2010 Form 10-K”) and Form 10-Q. The comments from the Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 39

1. We note in your response to our prior comment 1 you state the specific operating expenses identified are either covered in the aggregate or are non-material items that are noted and discussed by management at a high level. You further state that you have included non-material items to provide information that you believe will enhance the reader’s understanding of your financial condition and business as a whole however, you believe their understanding would not be enhanced further if you disclosed the dollar increase in specific categories. We continue to believe that such specific information would be beneficial to investors to provide context to your discussion. In this regard, you discuss specifics as they relate to compensation expense and foreign exchange rates as part of your explanation for the increase in sales and marketing expense, however, it is unclear the extent to which the other items listed have impacted such expenses. If you continue to believe that including the dollar amount of changes in specific expenses would not be beneficial, please tell us your consideration for stating as part of your disclosure whether each item identified had a material or non-material impact to the total change period over period.

We appreciate the Staff providing further clarification on this comment. The other items included in the listing were individually immaterial. Bearing in mind the Staff’s comments, if in future filings we include immaterial items that we believe would enhance a reader’s understanding of our business, we will identify them as having a non-material impact to the period-over-period changes.

Income Taxes, page 43

2. In your response to our previous comment 2 you note the earnings of your service provider subsidiaries are relatively constant but tend to be in jurisdictions with higher tax rates. You also note that fluctuations in earnings tend to flow to the U.S. and Swiss companies, which have lower effective tax rates, accounting for the change in effective rates. Please further explain the impact these various subsidiaries have on the effective rate as it is unclear how the U.S. NOL affects the rate. In addition, tell us your consideration to disclose those tax jurisdictions that have a more significant impact on your effective rate. Also, please provide us with your proposed revisions to your disclosures for future filings.

The existence of the fully-reserved U.S. NOL causes the effective tax rate on U.S. earnings to approximate zero. As disclosed in Note 5 to the financial statements, the U.S. reported $32,000 of tax expense on $806,000 of earnings, effectively a zero percent effective tax rate due to the use of the U.S. NOL. Similarly, from Note 5, the investors can see that there was no net tax expense related to the U.S. in any of the three years disclosed. Prior years’ U.S. tax expense was minimal or non-existent due to the fact that we have a significant NOL in the U.S., the benefit of which is fully reserved. The U.S. tax that is reported (from $103,000 of expense to a credit of $148,000) for each of the years included in Note 5 is primarily related to the alternative minimum tax.

In Note 5 to the financial statements, we disclose the net effect of the lower foreign tax rates on our foreign operations in our rate reconciliation table. From Note 5, the reader can compute that the effective rate related to foreign operations was 20.4% in 2010 compared to 22.7% in 2009 and 18.1% in 2008. We do not believe that the differences in the foreign effective tax rates when applied to foreign pretax income is material in any of the periods presented.

The changes in the effective rate related to foreign operations reflect changes in the geographic mix of where the earnings are realized and the tax rates in each of the countries in which it is earned. The statutory tax rate for the primary foreign tax jurisdictions listed in Note 5 to the financial statements ranges from 8.5% to 34%.

The geographic mix of earnings of our foreign subsidiaries will primarily depend on the level of our service provider subsidiaries’ pretax income, which is recorded as expense in the two entities that own our intellectual property (i.e., the U.S. and Switzerland), and the benefit that is realized in Switzerland through the sales of product. The level of pretax income in our service provider subsidiaries can vary based on:

1.	the staff, programs and services offered on a yearly basis by the various subsidiaries as determined by management, or

2.	the changes in exchange rates related to the currencies in the service provider subsidiaries, or

3.	the amount of revenues that the service provider subsidiaries generate.

For items 1 and 2 above, there is a direct impact in the opposite direction on earnings in the U.S. and Swiss entities. Any change from item 3 is generally expected to result in a larger change in income in the U.S. and Swiss entities in the direction of the change (increased revenues expected to result in increased margins/pretax profits and conversely decreased revenues expected to result in decreased margins/pretax profits) than the change in the service provider entities.

In addition to provision of services, the intercompany agreements transfer the majority of the business risk to our U.S. and Swiss subsidiaries. As a result, the contracting subsidiaries’ pretax income is reasonably assured while the pretax income of the U.S. and Swiss subsidiaries varies directly with the Company’s overall success in the market.

Given the fact that the effective rate in the U.S. is zero and the effective rate in Switzerland is lower than in most of our other service provider subsidiaries, we believe that increases in pretax income will generally result in lower effective tax rates and decreases in pretax income will result in higher effective tax rates. Depending on our consolidated level of profits, it is possible that the consolidated effective tax rate will exceed the then applicable statutory rates in any of the countries in which we operate.

Based on the Staff’s comments, in future filings we will provide commentary in the general section of the MD&A that provides investors with an overview of our tax structure and how various elements can impact the effective tax rate as described above. In addition, should there be a material change in the effective tax rate, whether from a change in the geographic mix of our income or for other reasons, we will describe the material change in the narrative of the MD&A section with references, if appropriate, to detailed information included in the notes to the financial statements.

3. In addition, tell us how your reference to the lower effective tax rates in the U.S. and Swiss companies as noted in your response, supports your MD&A discussion regarding the changes in effective tax rates. In this regard, you attribute the decrease in your effective tax rate for fiscal 2010 compared to fiscal 2009 to the “benefit of discrete items related to the adjustment of prior year’s tax provisions.” Explain further and revise your disclosure in future filings to clarify such disclosures and the impact on your effective tax rates.

The most significant reason for the reduction in the rate in 2010 compared to 2009 is due to the increased benefit from the use of fully-reserved NOLs in 2010 as compared to 2009. The benefit from the use of fully-reserved NOLs in 2010 was a reduction of approximately 8 percentage points in the effective rate compared to a reduction in the effective rate of approximately 3 percentage points in 2009. We will revise our disclosure in future filings to reflect the above response.

Liquidity and Capital Resources, page 44

4. We note your response to our previous comment 3. For the net cash balances held outside of the U.S. that are not subject to repatriation restrictions, please clarify whether those funds would be subject to additional taxes upon repatriation. While we note you intend to disclose that repatriation restrictions do not have a material effect on your liquidity or capital resources, to the extent that a substantial portion of your net cash balances are subject to additional taxes and/or restriction on repatriation, please confirm that in future filings you will disclose the amount of cash held in non-U.S. commercial banks along with a discussion regarding the fact that additional taxes may be assessed upon repatriation.

Foreign earnings may be subject to additional taxes upon repatriation, including but not limited to withholding and income taxes. The amount of foreign earnings may differ from the amount of cash held in non-U.S. commercial banks. As disclosed in Note 5 to the financial statements, we have not provided deferred U.S. taxes on our unremitted foreign earnings because we consider them to be permanently invested.

We confirm that in future filings we will disclose the amount of cash held in non-U.S. commercial banks and include a discussion regarding the fact that additional taxes may be assessed in the event of the repatriation of foreign earnings.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 8

5. We note your response to our previous comment 4. Please further explain to us how the internal price lists are developed for the hardware client device and the system software. Also please tell us whether these elements are sold separately and if so, how often. If these individual elements are not sold separately, please tell us how these prices are established including market conditions and entity-specific factors considered. In addition, to the extent that these elements are not sold separately, tell us how you determined that your internal price lists are reasonable estimates of your selling price and tell us what you mean by “actual sales” in your response. In this regard, explain further how you compare the price list for each delivered item to the actual sales when you do not have separate sales.

Our price lists are developed by our product managers based on various factors including, but not limited to, their knowledge of the product, both from a technological point of view as well as the cost to produce the product, our competitive position in the market and their understanding of our customers’ price elasticity of demand. Since neither our hardware nor our software have value on a separate basis (i.e., the customer has to install the host system software so that it can generate the same number created by the hardware device that is in the hands of the user to properly calculate the one-time password and, thereby, properly authenticate the user), the product managers determine what they believe is the reasonable amount for the customer to pay for software versus the hardware. In developing the prices for the two components, the product managers recognize that while the software is installed once on the host system, the customer should pay for additional licenses for multiple users to use the software. In pricing the hardware, the product manager has to consider the cost to produce the item. Given that our target market is high volume purchasers, we price the combination of our hardware and software such that the per unit prices decline as the customer commits to purchase larger quantities.

Separate price lists are developed for direct sales (generally much larger volume transactions, which are generally to banks and other financial institutions) and sales through distributors and/or resellers (generally to the enterprise and application security markets). Other than the lists developed for the different channels, each list is used on a global basis and does not consider any specific geographic market condition or entity-specific factor.

In addition to the basic creation of the price lists, the price lists are actively used by the direct sales staff as they are used to determine the sales staff’s compensation. The direct sales staff earns commissions based on comparison of actual prices paid by customers to the published price list.

Because neither hardware nor software can work independently or have value on a standalone basis, we effectively do not sell them separately. Both hardware and software items are generally delivered items. We do sell hardware after the software has been installed, but we do not consider it a standalone transaction since it has no value without the software. The sale of hardware, after the software is sold and installed, is often also accompanied by a charge for a license to use that device with the software. In addition, the subsequent sale of hardware with licenses is generally priced based on the initial transaction that included software and reflects the overall quantity that we expect the customer to buy over a reasonable time period.

We determined that the price lists presented reasonable estimates of our selling price by comparing the actual sales price of both hardware and software sold in 2010 to the price lists in effect in 2010. We continue to monitor the reasonableness of the price lists by comparing actual sales of hardware and software in 2011 to the current price lists that are published.

The term “actual sales” and “actual sales amounts” refer to invoice transactions and amounts paid by customers.

If you have any questions regarding the Company’s responses or this letter, please contact Maryann A. Waryjas or the undersigned.

Maryann A. Waryjas	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661	Oakbrook Terrace, IL 60181
Phone: 312 902-5461	Phone U.S.: 630 932-8844 x304
Fax: 312 577-8755	Phone Switzerland: 41 43 813 35 06
Email: maryann.waryjas@kattenlaw.com	Fax U.S.: 630 932-8852
Email: cbo@vasco.com

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)